SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 18, 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2003	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ——————————————

REUTERS

2002
PRELIMINARY RESULTS
PRESENTATION

Tuesday 18 February 2003

LONDON, UK

These presentations may be deemed to include forward-looking statements relating to Reuters Group within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are listed in Reuters Preliminary Statement for the year ended 31 December 2002 under the heading ‘Forward-looking Statements’, and additional information regarding such factors is set forth in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2001 under the heading ‘Risk Factors’. Copies of the Preliminary Statement and the Annual Report and Form 20-F are available on request from Reuters Group Plc, 85 Fleet Street, London EC4P 4AJ.

FINANCIAL HIGHLIGHTS

David Grigson
Finance Director

            Let me start by saying there is no truth to the rumour that was circulating outside that ‘Fast Forward’ is a reference to my speaking style!

        Before I move to the numbers, let me just remind you of a couple of conventions that run consistently through my presentation, just as they have done on previous occasions. The first is that the word ‘normalised’ applied to profits or earnings means that they have been adjusted to exclude amortisation, impairment charges and gains and losses on disposal. Where I use the word ‘underlying’ to describe a growth rate, the calculation excludes the impact of acquisitions, disposals and the effects of currency movements. With that said, let me turn to the financial headlines for 2002.

Financial headlines

        In Reuters, the headlines are these. First, we have achieved a normalised operating margin of 13.1%, which is above the 12% target we set ourselves a year ago. We have achieved this because we have reduced our costs at a rate faster than the decline in our revenues. Normalised PBT in Reuters is up 51%, while normalised earnings per share is up 58% and the Reuters tradition of strong cash conversion continues. Finally, we have maintained the dividend at 10p which, as you will see, is covered both by free cash flow and by normalised earnings per share in 2002, despite the high levels of restructuring costs.

        Instinet, as you saw when they announced their results last week, delivered net losses of £370 million after restructuring costs and after significant impairment charges. Instinet’s market share has virtually trebled over the course of 2002, helped by the merger with Island and by price reductions, while overall market trading volumes have continued to fall. Ed Nicoll and his team have accelerated Instinet’s restructuring plan post the merger with Island.

        Finally, at a group level, profits have clearly been impacted by losses in Instinet, by restructuring costs and by sizeable non-cash impairment charges. As a result, we have reported a full year loss of £493 million for 2002.

Reuters – financial performance

        Let’s get into the numbers in a little more detail. I will start by looking at the Reuters part of the business; I will cover Instinet in due course; and then pull together the Group numbers.

        Revenues in Reuters are down 2% to just under £3 billion. On an underlying basis, excluding currency effects and the impact of last year’s acquisition of Bridge, revenues are down 6%. Our operating costs, pre-restructuring, are down 5% including Bridge and down 10% on an underlying basis. The underlying decline in costs grew to 12% in the second half compared to a 7% decline for the first six months.

        Reuters operating profits are up 29% before the impact of the £112 million of restructuring charges and operating margins in Reuters before this charge increased to 13.1%. Reuters share of losses from joint ventures and affiliates was £61 million, compared to £70 million last time. This year’s share of losses includes some £16 million of restructuring charges in TIBCO. Interest costs in Reuters increased £2 million to £26 million. We took on additional debt last year to finance the Bridge acquisition but this has been mostly offset by lower interest rates, the strong cash flow of the business and receipt of the special dividend from Instinet. All this results in a 51% increase in pre-tax profits in Reuters.

        Below pre-tax, the normalised tax rate for 2002 is 22%, which is a little better than we predicted at the interim stage. I continue to believe that a rate of around 25% is sustainable for the foreseeable future. Finally, normalised earnings per share was 10.8p and we have declared a final dividend of 6.15p, making 10p for the year, which is the same as last year.

Reuters – revenue by type

        Let’s go on to look at revenue in Reuters, first by type on this slide. I will also be looking at revenues by customer segment and by major product group. As we have seen, revenues are down 2% in actual terms and down 6% on an underlying basis. The effects of currency movements, as I estimated in July, took about 2% off our revenues this year. Recurring revenues are down 4% for the year on an underlying basis. The second half decline was 6.1%, with the fourth quarter down 6.5% — a result that was slightly better than we expected. As you will see when Tom comes to talk about the current outlook for recurring revenue, the heavy layoffs predicted for the fourth quarter came later than we had assumed but were also larger than we had modelled into our revenue projections.

        Outright revenues have clearly been impacted by cutbacks and deferrals in IT spend in an increasingly cost conscious financial services industry. Revenues at £163 million were down 25% on 2001. Finally, we have seen a 32% increase in usage revenue reflecting the inclusion of Bridge Trading, which has performed strongly in 2002. On an underlying basis, brokerage revenue, down 1% for the year, picked up strongly in the second half as the combination of US dollar weakness and euro strength and greater uncertainty surrounding interest rates boosted our spot and forward matching volumes and revenue.

Reuters – revenues by customer segment

        These are our revenues by customer segment. We are reporting these numbers a little differently from previously to reflect changes in the way we are managing the business. We have moved our commodities and energy business from the Corporates and Media segment to Treasury, and our retail brokerage business from the Investment Banking and Brokerage (IB&B) segment to the Private Client Services sub-segment of Asset Management. All the numbers in your information packs, including last year’s comparators, reflect these changes.

        Touching briefly on each of the segments: we operate from a position of real competitive strength in the Treasury customer segment, as our performance over the year demonstrates. Where we have experienced cancellations, these are due to cost cutting measures and not competitive forces. Recurring revenues from our Dealing products were down 7% year on year, but the rate of cancellations has slowed considerably in the second half. 3000 Xtra revenues more than doubled over the year, reflecting a mix of new sales and upgrades. Outright revenue suffered from budget cutbacks while usage revenue benefited from increased levels of activity in foreign exchange markets.

        Revenues from IB&B increased 2% driven by the inclusion of Bridge, but were down 11% on an underlying basis. This compares to a 10% decline in the first half. The main driver is, of course, headcount reduction. A piece of external analysis I saw recently from Putnam Lovell estimates that the six largest investment banks cut headcount by 2000 in Quarter 3 of last year and by a further 8,500 in Quarter 4. The greatest revenue declines have been felt in our legacy products but these have been partially offset by growing revenues from 3000Xtra and from enterprise information products that meet customer needs for end-of-day pricing information, a need that remains regardless of how many people are losing their jobs.

        Revenue in Asset Management grew 3% on an actual basis, reflecting the inclusion of Bridge. Recurring revenue declines were limited to 2% on an underlying basis while outright revenue was down 30%. Asset managers have not experienced the same level of cost cutting as in other sectors and headcount reductions, though significant, have been focused mainly on the back office. Cancellations of 2000/3000 series and other domestic services have been partially offset by good sales of fund information – these are products from Lipper, Reuters Investor and Reuters Markets Monitor in the Private Client Services space, enterprise information products such as DataScope and, of course, 3000 Xtra.

        There are minimal Bridge effects in the Corporates and Media Segment. Instead, the difference between actual and underlying performance here is caused by the closures and disposals of non-core businesses. With Commodities and Energy now in Treasury, this segment is focused on two areas: Media – where the collapse in online advertising has affected sales to new media clients; and Research and Advisory – where our revenues have been affected by reductions in research and consulting budgets.

Reuters – recurring revenue by product

        I have introduced a new slide this time, showing recurring revenue by product, so that you can see clearly how this revenue stream breaks down by our major product groups. Revenue from our premium products – these are 3000Xtra, Dealing and our upper tier Bridge Stations – was £654 million, up 33% overall and up 26% on a like for like basis. At the year end, the number of installed and revenue generating premium accesses was 93,400, with the average number of accesses in 2002 up 45% on the average number in 2001. This growth has been driven by 3000Xtra, which saw revenues up 83% in the year. Unit prices across all premium products were unchanged from 2001 levels.

        The main revenue decline over the year has been in our legacy product 2000/3000 series, as customers upgrade to 3000Xtra, especially from the higher priced Markets 3000, and as cancellations eat into the installed base. Our new mid-tier products are aimed specifically as replacement products for this legacy product suite.

        Revenue from all other mid and low tier products, some £308 million, was down 5% in underlying terms with the main access losses being the lower priced domestic products where market conditions have been at their most severe. Recurring revenue from all other sources is some £1.2 billion. Within this, exchange fees and other recoveries – effectively a pass through for us with a matching level of costs – were down 5%, in line with revenue from accesses. Elsewhere, we have seen good growth in data feed revenues, from DataScope and Bridge EJV and risk management applications such as Kondor+.

Reuters – 3000Xtra sales and installations.

        Our best performing information product is 3000 Xtra. This is where, together with BridgeStation, we are taking the battle to Bloomberg and this slide shows the steady progress we have been making in both sales and installations of 3000 Xtra throughout 2002.

        For this slide I have used slightly tighter definitions of both sales and installations than you have seen previously. On this more conservative basis, we have seen a 71% increase in the installed base of 3000 Xtra over 2002 while the number of firm orders, including upgrades, has risen 31% to just short of 59,000. At the end of the year, 87% of firm orders had been installed compared to 66% a year earlier.

        As well as showing steady progress on installations the chart also shows the encouraging pick-up in the rate of new sales over the last four months of the year helped by the launch of 3000 Xtra v 4.5 which those of you who attended our Product Day would have seen demonstrated in October.

Reuters – cost savings from BT and other programmes

        Moving on to costs, this slide tracks the progress of the cost reductions we have achieved from our Business Transformation and other programmes over the last three years and into 2003. This excludes any impact of the Fast Forward programme that Tom will talk about later.

        I said earlier that costs came down 10% in Reuters in underlying terms in 2002. In absolute terms, this means we have reduced costs by some £300 million in that year.

        Where has this come from? First, from a reduction in expenditure on the original Business Transformation programmes. I said a year ago that our spending on these projects was winding down rapidly and would drop from £164 million in 2001 to about £75 million in 2002. In fact, spending on these projects fell to £50 million in 2002, with just £15 million of that in the second half. So the total reduction in Business Transformation spending in 2002 was £114 million.

        The remainder of the £300 million cost reduction in 2002 comes from the savings we are seeing as a result of both the Business Transformation investment and the other restructuring programmes that we have implemented. As the chart illustrates, the incremental amount of cost benefit we have gained in 2002 over 2001 is £170 million – some £30 million more than we estimated in June. Over 3000 people have left the company as a result of these programmes, although we have added new people, with new skills, in selected areas such as client training.

        I would like to say something about Bridge at this juncture. Bridge is much more than a cost reduction play, as will become obvious when Tom talks through Fast Forward. However, from a purely financial perspective we have exceeded our plans for cost reduction in 2002 by 50%, with much of those costs coming out of the Reuters side of the business; we have taken Bridge to profitability one year earlier than expected and have spent less in integration costs than we had assumed. Add in the strategic benefits and Bridge has been a very good acquisition for us.

        Looking ahead into 2003 we see the first full year of the benefit from all this activity. We expect total annualised savings in 2003 to be some £445 million – some £110 million more than we predicted six months ago and some £210 million more than we enjoyed in 2002.

Instinet – financial performance

        Ed Nicoll, John Fay and Jean-Marc Bouhelier did a thorough job of explaining the Instinet result in their announcement and conference call last week so I will not dwell too long on these numbers. Those of you who listened to the Instinet call will have heard Ed say that in three decades in this business, he was hard-pressed to recall such a tough market environment in both the US and around the world. Weak market volumes and very competitive pricing have, for Instinet, resulted in a 31% revenue decline and operating losses in 2002, before restructuring, of £14 million.

Instinet – operating highlights

        On this slide I have selected the key highlights from Instinet’s 2002 operating performance.

        The single most important highlight for Instinet was the acquisition of Island ECN – a transformational event that helped take Instinet’s already healthy market share of Nasdaq traded volumes to over 30% ahead of the launch of SuperMontage. And it has hardly moved from this level subsequently.

        In an incredibly tough market, both overall market volumes and unit prices are well down in Instinet, but it is reassuring that buy-side volumes have been stable since the second quarter, helped by the successful rollout of new products.

        Since coming on board, Ed and his team have cranked up Instinet’s cost reduction efforts. Steps taken in the fourth quarter of 2002 will yield $100 million of savings in 2003 and, as John Fay, Instinet’s new CFO, said last week, Instinet will be looking for more savings in 2003, especially if markets remain sluggish.

Reuters Group – financial performance

        This slide shows the consolidated results for the Group.

        I have been through the main factors contributing to these numbers, but let me summarise by reminding you of the main reasons why last year’s pre-tax profit of £304 million has declined to a pre-tax profit of £89 million this time.

        First, Instinet’s operating profits before restructuring have fallen £192 million in the year. Add to that the additional £109 million of restructuring costs taken in 2002, £79 million of which was in Instinet, and you have more than explained the year-on-year fall.

        The offsetting factor was an £89 million, or 29%, increase in the operating profits, pre-charge, of Reuters.

        As you can also see from this slide, the Group’s share of net profits and losses from affiliates amounted to £62 million, compared to £70 million last time. The Group’s three largest affiliate relationships – Factiva, Radianz and TIBCO, all Reuters affiliates – contributed £61 million of this year’s net loss from affiliates.

Affiliates / investment income

        Our share in Factiva’s profits was £5 million – the same as last year. In a tough market this was a good performance. As a supplier of news and business information, Factiva is a good strategic fit with Reuters and is a valued content set in our Information product.

        Our share of losses from Radianz was £26 million in line with our expectations. Radianz is making progress on a number of fronts: first, we exceeded our target of migrating Reuters connections to RadianzNet, and as a result Radianz is now better positioned to supply multiple services over a single connection. This is at the heart of the Radianz business model as it enables customers to lower their total cost of ownership while driving margins for Radianz. With $65 million of cash on its balance sheet, Radianz is sufficiently well funded to take it through to being cash flow positive.

        Our share of losses from TIBCO have grown from £17 million last year to £40 million this. As we reported in the first half, TIBCO have had their own restructuring programmes in 2002, our share of which was £16 million.

        Finally on this slide, it is a measure of the progress we have made in actively managing down our portfolio of investments that net losses from all other investments in Reuters have been reduced from £31 million last year to a net zero this.

Reuters Group – reported PBT

        This slide picks up the Group’s normalised profit before tax and continues down to Reported PBT.

        Amortisation charges for the Group increased to £118 million principally because of the acquisition of Bridge last year.

        As I mentioned earlier, we have taken into our 2002 results some £464 million of non-cash impairment provisions and disposal losses.

        As a result of these charges, and the heavy restructuring costs taken in both Instinet and Reuters, we have today reported a loss before tax for the Reuters Group for 2002 of £493 million.

        Normalised earnings per share, adjusted for amortisation and losses on investments, was 6.8p, while the unadjusted or basic loss per share was 28.3p.

Impairments and disposals

        Listed here are the impairment charges and disposal losses taken in 2002.

        In Reuters we have taken a £147 million charge to reflect the fall in the market value of the Reuters shares in our Employee Share Ownership Trust. These are shares that were bought to satisfy the needs of various employee share schemes and the impairment charge reflects both the fall in the Reuters share price since the shares were acquired and the reduced likelihood that the share schemes for which they were intended will vest.

        Furthermore, you will recall that in the third quarter of 2002 Instinet took a $552 million impairment charge to write-off goodwill, predominantly arising from the Island acquisition. In the Reuters Group accounts we have reflected a £208 million impairment of Instinet goodwill.

        It is worth repeating that neither of these sizeable impairment charges has any impact on the Group’s cash flow.

Reuters Group – cash flow

        I will end on a positive note. This chart shows the cash flows movement for the Group for the year split between Reuters and Instinet.

        Looking at Reuters first we see operating cash generation, before the cash costs of restructuring of £423 million, representing a conversion of operating profit into cash of 108%. After deducting the cash costs of restructuring, as well as cash tax and interest, Reuters generated free cash flow of £214 million – sufficient to cover the dividend, which is funded from Reuters core business, by 1.5 times.

        The Instinet dividend is shown as a £134 million cash inflow into Reuters and as a £161 million cash outflow from Instinet.

        Finally, net debt in Reuters was £584 million at the end of the year, compared to £702 million a year earlier – helped, of course, by the receipt of the Instinet dividend – while net cash in Instinet was £518 million after having paid the dividend. Net debt for the Group was £66 million.

        With that, I will hand over to Tom.

Preliminary Results

Financial Highlights

David Grigson
Finance Director

18 February 2003

REUTERS

Financial headlines

Reuters

- Normalised operating margin of 13.1% (pre restructuring)
- Underlying costs down 10%; revenue down 6%
- Normalised PBT and EPS both up > 50%
- Free cash flow of £214m; 108% cash conversion
- Dividend maintained at 10p

Instinet

- Net loss before tax of £370m
- Market share up; unit prices and market volumes down
- Restructuring accelerated post acquisition of Island

Group

- Normalised pre-tax profit of £89m
- Non-cash impairments of £464m
- Reported pre-tax loss of £493m

REUTERS

Reuters - financial performance

£m	2002	2001	Actual Change
Revenue	**2,992**	**3,042**	**(2%)**
Op costs*	(2,599)	(2,738)	(5%)
Op profit* (pre restructuring)	**393**	**304**	**29%**
Restructuring	(112)	(82)	
Op profit*	**281**	**222**	**26%**
Affiliates / investment income	(61)	(70)	
Net interest	(26)	(24)	
Profit before taxation*	**194**	**128**	**51%**
Op margin* (pre restructuring)	**13.1%**	**10.0%**	
Effective tax rate*	**22%**	**25%**	
EPS*	**10.8p**	**6.8p**	**58%**
Dividend	**10.0p**	**10.0p**	

** Normalised*

REUTERS

Reuters - revenue by type

£m	2002	Change Actual	Change Underlying
Recurring	2,707	(1%)	(4%)
Outright	163	(24%)	(25%)
Usage	122	32%	(1%)
Total	**2,992**	**(2%)**	**(6%)**

- Underlying recurring revenue decline of 6.1% in H2
- Outright – slightly below expectations due to continuing cutbacks in IT spend
- Usage revenue – strong H2 in forex matching

REUTERS

Reuters - revenue by customer segment

£m	2002	Change Actual	Change Underlying
Treasury	1,134	(5%)	(3%)
Investment Banking & Brokerage	834	2%	(11%)
Asset Management	709	3%	(4%)
Corporates & Media	315	(10%)	(7%)
Total	**2,992**	**(2%)**	**(6%)**

REUTERS

Reuters – recurring revenue by product

- Premium products up 26% to £654m
  - Inclusion of BridgeStation
  - 83% growth in 3000Xtra
  - 7% decline in Dealing; better trend in H2
- 2000/3000 series down 25% due to upgrades and cancellations
- New products in 2003 to win share in mid-tier
- Good performance from Data Feeds, EIP and risk management applications

REUTERS

Reuters – 3000Xtra sales and installations

Accesses
60,000
50,000
40,000
30,000
Firm Orders
Installations
J
F
M
A
M
J
J
A
S
O
N
D
2002

REUTERS

Reuters – cost savings from BT and other programmes

£m
500
400
300
200
100
0
Additional savings
As previously announced
£15m
£65m
£235m
£30m
£205m
£445m
£110m
£335m
2000
2001
2002
2003

REUTERS

Instinet - financial performance

£m	2002	2001	Actual Change
Revenue	**592**	**854**	**(31%)**
Op costs*	(606)	(676)	(10%)
Op (loss)/profit* (pre restructuring)	**(14)**	**178**	**(108%)**
Restructuring	(96)	(17)	
Op (loss)/profit*	**(110)**	**161**	**(169%)**
Affiliates	(1)	-	
Net interest	6	15	
(Loss)/profit before taxation*	**(105)**	**176**	**(160%)**

** Normalised*

REUTERS

Instinet – operating highlights

- Acquisition of Island
- Market share gains more than offset by market volume and unit price declines
- Buy-side volumes stable
- Plan to reduce costs by $100m well on track .....
- .....looking for more integration savings in 2003
- Instinet Trading Portal and Newport successfully deployed
- Markets weaken further in 2003

REUTERS

Reuters Group - financial performance

£m	2002	2001	Actual Change
Revenue	**3,575**	**3,885**	**(8%)**
Op costs*	(3,196)	(3,403)	(6%)
Op profit* (pre restructuring)	**379**	**482**	**(22%)**
Restructuring	(208)	(99)	
Op profit*	**171**	**383**	**(56%)**
Affiliates / investment income	(62)	(70)	
Net interest	(20)	(9)	
Profit before taxation*	**89**	**304**	**(71%)**

** Normalised*

REUTERS

Affiliates / investment income

- Factiva - continuing profitability, primarily through strong cost control
- Radianz - operating profit in line with expectations; migration of Reuters connections accelerated and target exceeded
- TIBCO Software - includes restructuring charge of £16m
- To date 56 investments disposed or closed

REUTERS

Reuters Group – reported PBT

£m	2002	2001	Actual Change
Profit before taxation*	**89**	**304**	**(71%)**
Amortisation	(118)	(93)	
Impairments & Disposals	(464)	(53)	
Reported (loss)/profit before taxation	**(493)**	**158**	
Effective tax rate*	**15%**	**35%**	
EPS*	**6.8p**	**13.6p**	
Basic EPS	**(28.3p)**	**3.3p**	

** Normalised*

REUTERS

Impairments & disposals

- £220m charge in Reuters
  - Value of own shares in ESOT (£147m)
  - Write-down in carrying value of investments (£43m)
  - Loss on deemed disposal of Instinet (£19m)
  - Portfolio rationalisation results in net losses on disposal (£11m)
- £208m Instinet goodwill impairment
- Write-downs in Instinet (£38m)

REUTERS

Reuters Group – cash flow

£m	2002 Reuters	2002 Instinet	2002 Reuters Group
Op. profit/(loss)* (pre restructuring)	**393**	**(14)**	**379**
Depreciation	179	42	221
Capex	(140)	(28)	(168)
Working capital	(9)	(90)	(99)
Operating cash flow*(pre restructuring)	**423**	**(90)**	**333**
Restructuring	(117)	(34)	(151)
Taxation, Interest, Other	(92)	(50)	(142)
Free Cash Flow	**214**	**(174)**	**40**
Reuters dividend	(139)	0	(139)
Instinet dividend	134	(161)	(27)
Net acquisitions	(91)	13	(78)
Movements	**118**	**(322)**	**(204)**
Net (debt)/cash	**(584)**	**518**	**(66)**
Cash conversion* (pre restructuring)	**108%**	**n/a**	**n/a**

** Normalised*

REUTERS

        Tom Glocer: Thank you David and good morning to everyone.

Target remains the same: market conditions have changed

        In October 2001, I laid out a five-year plan to reshape Reuters to deliver sustainable growth and margins in the 17-20% range. I said it would consist of two phases of approximately equal length. The first phase, or self-help, would be characterised by margin-led earnings growth based on cost reduction and reshaping of the business. The second would see growth coming from both the restructuring work in phase 1 and from improvement in the market itself.

        Guess what? Life has moved on but my goals remain the same: to build a growing business with margins in that very same range. If I look back at what I said then, we have delivered on phase 1 of the plan in our core business. We have taken a huge amount of cost out of the business, and we have beaten our margin target for this year. However, our market has become worse and we need to accelerate our Business Transformation programme if we are going to build the type of company that I want. Today I shall describe that company and the way in which we will get there which we call Fast Forward.

Responding to market forces

        You have heard me speak before of the three market forces that I see affecting Reuters business: cyclical, competitive and structural. I shall first review how we responded to these forces in 2002 and then explain how we get on top of them with the Fast Forward programme. If you want to see this in terms of the scorecard that I used with the half-year results, it is reproduced under this slide in your handouts.

        In terms of the cyclical pressures, I believe that we have done a good job in the core business on both profit and margin, and you see the numbers on the slide that David went through in more detail earlier. This was made possible by bringing our costs down much faster than the decline in our revenues.

        On the competitive front, we have also made real progress. We released a new and greatly improved version of 3000 Xtra and we saw Xtra revenues increase by some 83% in 2002. We introduced the very innovative Reuters Messaging in October and we now have over 250,000 users whom we are busy converting into active users. To give you an active number, over 70,000 users have activated their accounts for use.

        However, when I come to the structural forces that are affecting our business, I see a different picture. Sure, we took swift action at Instinet and had results such as the acquisition of Island, the trebling of our market share from around 11% to 30% in the year and the $200 million cash dividend. However, in the core business I do not believe that we have yet done enough to respond and tackle the powerful forces that I see transforming our industry.

Time to accelerate …

        What are these forces? There is huge overcapacity in the industry, especially on the sell side. Regulatory pressures on both sides of the Atlantic will force changes in the way in which firms make money: for example, the large research departments that are being substantially restructured and I know that one hits home here. The amount of trading data will continue to grow, and it is one of the great paradoxes that, while markets are coming down, if you look at the volume of trading data that ours and competitor systems need to carry, they have grown exponentially as a result of fragmentation of the markets, increased order books that need to be carried now, derivatives, exchanges multiplying and the like. Simply put, the changes that are underway in our markets will result in fewer people with tighter budgets, working harder and handling more information than they ever have before under the increasingly watchful eyes of the regulator.

        You might ask how will any of this ever help the Reuters business. I believe that it creates a receptive market for the type of company that we are building, a focused information company better placed than its competitors to cope with the growth in data rates, that operates on a global scale and is better placed to realise economies of scale, to deliver a range of carefully segmented products in ways that help our clients to be more productive, with a strong and trusted brand which stands for speed, accuracy and freedom from bias.

Action plan – key strategic initiatives

        What will we do to build this company? We have already started to take the steps to implement our Fast Forward plan which consists of five key initiatives. One, make our information absolutely indispensable to our customers by building up our content, our analytics, our trading and messaging capabilities (what we call community) and our open technology platform. Two, take advantage of our global scale by moving to a single, scalable data distribution architecture which is based primarily on the technology we acquired with Bridge last year. Three, use our next generation product and our existing product obsolescence plan to develop a rigorously segmented product line. Four, focus our Solutions business on our key risk management, content management and Treasury Solutions businesses where we know we make money and, five, further reshape and reduce our cost base.

        The bottom line in all of this is that we need radical change and Fast Forward will deliver it. Initiatives one, two and three are all about making Reuters more competitive, which will lead to growing revenues and increased market share. Number five is all about achieving economies of scale and initiative four, which is focusing our Solutions business, is a combination of the two.

1.     Make our information indispensable

        Let me take you through each one in a little more detail. To begin with, making our information indispensable, and here I see four main building blocks. First, the content itself. Reuters remains the best, most respected source of news in the financial markets. Our goal in Fast Forward is to be as respected for our financial data as we are for the news. The acquisition of Multex, about which I shall talk more in a moment, takes us a big step closer to this goal but we also have several other projects underway to enrich our news and our data.

        The second building block is all about building on our strong platform of analytics and graphics to allow customers to use our data for analysis and modelling. Around 87,000 clients today already use Reuters Power Plus Pro to run their model on our data. We are adding the EJV Bond Analytics, which we acquired from Bridge, into our premium product line this year, and we are rolling out new versions of our risk management products, which we will also make reachable through 3000 Xtra.

        The third building block is our community building capabilities, the ability to trade, to communicate and to share our data. I have already talked about the success of Reuters Messaging and we will build on it this year to increase usage and to roll out new ways for users to collaborate in real time. We are also adding the Bridge trading capabilities we acquired to make our premium products truly “view-and-do” and to link to Instinet liquidity for the first time.

        In fixed income, where we have really not had much of a trading story to date, we recently announced a deal with Deutsche Bank to make their Web Autobahn bond trading portal available through 3000 Xtra, and there is more to come in that vein. I hope you saw our announcement this morning that Jon Robson, who is sitting here in the front row, who was until Monday the CEO of Moneyline Telerate, has joined us to head up our fixed income efforts and I know will give it a real push.

        The fourth building block is building on something which I believe is an acknowledged Reuters strength, which is our openness to provide more value for clients. It has always been a little difficult for me to describe what is this openness advantage, because it involves a lot of jargon like APIs, RICs and web services. However, at its heart, I think about it as Reuters providing content in a form that other machines can read and use, I think about risk management systems or trading engines, and providing that same content with intelligent links so that users can navigate more easily through the data.

        We have some really good initiatives coming here and I shall only flag one that is already out, which is our Reuters Market Data Systems working over Linux. To unpack that jargon, it means taking our trading room systems where we have about 80% of the market and making them work over low cost Linux, and we are beginning to see the order books fill with interest from clients on that.

Multex

        Before I move on to talk about the next elements of Fast Forward, I thought I would pause here to talk a little more about Multex, because it fits into the information element. Multex strengthens us in three important ways. It gives us control of another key dataset for our content strategy; it really turbocharges our offer in investment research; and, through Multex Investor, it greatly enhances the personal finance section of Reuters.com.

        Let me give you a little more detail on those. Multex provides excellent company fundamental data on some 25,000 public companies around the world and this will complement our own highly valued news and securities pricing data. In investment research, we have been looking for a while for a market entry strategy. We have been focusing on assets that Reuters owns, like Tower and Yankee in the creation of research, in our content management systems and with the very Reuters brand, which stands for freedom from bias and accuracy and resonates well in today’s market. What Multex brings, however, is a really powerful electronic distribution system, which links the sell side, providers of independent research – obviously increasingly important now – with the buy side and individual investors.

        When you combine what Reuters has with what Multex has, we have a very powerful offering for this part of the industry as it reinvents itself post-Spitzer. Finally, another part of the Multex business is Multex Investor, which is a collection of consumer web sites which make research and other content available to individual investors. We are going to fold this into Reuters.com, significantly to enhance our direct-to-retail business.

        What will the effect be of Multex on Reuters business? We are going to move quickly to integrate Multex, as we did with Bridge, so that the Multex content appears in our products rapidly, so that we are able to squeeze out duplicate of overhead that exists, so that we will be able to benefit from Multex’s experienced management in the data sphere and, especially, in research. As a result of the integration costs we will be taking, Reuters normalised PBT will be reduced by about £10 million in 2003, before the benefits of the acquisition begin to flow through in 2004.

Move to a single product distribution architecture

        Let me go back now and pick up the story of the Fast Forward programme. The second strand is about moving to a single product delivery architecture and business model. This slide is intended to illustrate what many of you have probably long suspected: our business is too complicated and spread over many different technical architectures which raise costs, which introduce complexity and which slow our time to market. While our previously announced product rationalisation plan will help reduce the number of products, only by moving to a coherent and unifying back end will we solve it. The good news here is that we can really do something about it. We originally bought Bridge for its loyal customer base in US institutional equities, particularly on the buy side, and for its trading capabilities. What we also acquired was a technologically advanced delivery architecture and some great people. Over the last year, we have been doing the complex planning and we now have a team of over 150 developers from both Reuters and Bridge who have already started to build out the Bridge network to feed the products that you see on the slide.

        The ability to rationalise our systems means that we are going to be able to deliver better customer service, to develop products faster and will need fewer people to do it. That is all about moving from large size – something that Reuters has always had – to large scale, where we can really extract economic advantage and it is very important. All this is not going to happen overnight; it is in fact far more complex when you get into the real, operating nitty-gritty of making something like this work. The first milestones to look for are that during 2004, we will have 3000 Xtra, Reuters Plus and our trading room systems all being fed by the new network.

Radically simplify and segment the profit line

        The third initiative I will talk about under Fast Forward is segmentation. You have heard me talk about this before and I am firmly convinced that product segmentation works in this market. This is because I have seen it work in other industries, I have seen it work in my own career with Reuters and I see it at work today. I will explain, first using the other industry example. Mercedes makes a damn good car in the S-class but there are plenty of people out there who drive E-class, C-class, A-class, trucks, other things – the art is knowing how to segment your product line. I submit that the financial information business is no different. There are different users working in different markets – geographic, by product type and by asset class – and the same principle of segmentation works if you execute properly.

        I will say a little about my own personal experience at Reuters. We have today a segmented product line in the sense that we sell lots of different products at lots of different price points. It is rather like our networks, however, that I was describing on the slide before, in that it is built up a bit like the layers of Pompeii, by serial acquisitions and by our geographic management over the years. It is too complex. For example, when we acquired Quotron in the US in 1994, we did not do so because we were going out to attempt to segment our product line centrally. We did it to gain market share – as I should know because when I ended up taking over the operations in the US, the task fell to me and my colleagues to get the cost base right and the business model right, so that we could make money selling at this different price point. I think of it as Reuters Plus now being an E-class car with an E-class interior – in the sense of the cost of the thing and the business model to make it work.

        The third thing I wanted to flag as somewhere I see segmentation already working today is our product line. You may have seen our recent announcement on the sale of 1,500 positions of Reuters Markets Monitor Extreme to Credit Suisse, about one-third of which replaced our favourite ‘one size fits all’ competitor. This was all new business for Reuters and came in advance of the next generation products, which we are using to base our full segmentation strategy upon. This year, we are going to be introducing three new products aimed at clearly identified customer segments: Reuters Knowledge, Reuters Intelligent Advisor and the European Markets Suite. These will help us penetrate new markets where we did not have the right product before and grow revenues both from new users and lower tier users trading up.

        Will there by some cannibalisation of 3000 Xtra users, or potential users? There probably will be but it will be relatively fewer than from competitors who do not have a segmented product line today, all of which gives me confidence that product segmentation will translate into financial success.

Focus our Solutions business around our products

        Moving on now, the fourth element of Fast Forward is all about refocusing our solutions business. We have done a lot of interesting, technologically challenging projects over the last several years but we do not have a lot to show for it in terms of profits. We have decided to focus on those areas of the Solutions business which are complementary to our Information products and where we know we can generate sufficient scale and margin. Those are Content Management, Risk Management and Treasury Solutions, which I will go through quickly.

        In Risk Management, we already have a strong profile and a strong franchise with about 11,000 positions of Kondor+ installed at some 500 sites. We have been investing into this line which we think is one of the more structurally safe parts of the financial services industry. In content management, as I mentioned before, we have something over an 80% share in Trading Room Systems and are expecting healthy demand for the Linux-based versions of RMDS system. In Treasury Solutions in the fourth quarter, we purchased AVT so that we could build to a leading position there as well.

        On the slide are shown the areas where we plan an orderly withdrawal, which is going to be done systematically and over time, so that we honour our existing customer commitments. This will involve something of a revenue hit but it is not expected to be more than one quarter of our annual outright revenues from the Solutions business. Once we have refocused the business around these three core offerings – Risk Management, Content Management and Treasury – we expect to be able to bring in new revenues from channel partners such as the systems integrators, through whom we have been unable to sell until now, mostly because they saw us a low level competitor in a lot of geographies around the world. We expect the margins in the refocused Solutions business to rise well above the Reuters average based on the current margins we enjoy in those parts of the business that we are keeping.

5.     Reduce and reshape our cost base

        The fifth and final part of Fast Forward is reshaping the cost base.

        We have established quite a strong track record of driving out cost and delivering here. Under our existing Business Transformation programme and follow-on initiatives, we have made savings of £235 million in 2002, and we are confident of achieving £445 million in savings this year. However, there is still more work that we can do on the cost base and, thanks to the work that we have completed in the first phases of the Business Transformation, we know we can get there.

        To implement Fast Forward, we will take a charge of £340 million spread out over three years, which will generate annualised savings of some £440 million by the end of 2005. The slide shows the buckets in which we will be spending the money and seeing the savings come through on. Headcount reduction will account for the majority of the spend. We will increase our support staff at the front line, especially in training and other customer-facing functions, but we will cut back office staff to the major centres. The decision to reduce staff is never an easy one but we are making real changes in the way we work, so it is not just a question of fewer people doing the same amount of work, which I believe is really important.

        Looking ahead to 2006 and beyond, I see Reuters as a leaner but a far more productive company with around 13,000 employees in total. The investment associated with building out the Bridge networks and building up our content, analytics and the like, will come from a re-direction of internal resources rather than from any incremental spend. We estimate that the amount of this internal investment will be about £120 million this year and in 2004. All told, we are confident that the reduction in our cost base will allow us to sell next generation products at segmented unit costs as well as at segmented prices, which is the key to driving up our margins and profits as a result.

What is the impact?

        This next slide shows the phasing of the costs of Fast Forward and the expected savings from it. In 2003 we will spend about £160 million and see savings of some £45 million on top of the £445 million in savings that we are already expecting from the initiatives to date. In 2006, we expect an additional £440 million in annual savings from Fast Forward alone. If you put it all together, we will see almost £900 million in cost savings as compared to the 2000 cost base, or six times the amount of the original Business Transformation target. That is not bad for a company that was not viewed as being very good on costs.

Targets for 2003

        I have talked much this morning about my longer term vision for Reuters. I want to give you now a more tangible sense of what to expect this year in 2003.

        First, market conditions. In a nutshell they are bad. Our customers – your firms – are forecasting a worse 2003 than 2002 with no signs of an early recovery, and they are taking the corresponding cost actions. We can see that in the trading volumes at Instinet and we can see it in the cancellation rates at Reuters. We had a particularly bad December owing to the factors that David described, the acceleration of headcount removal in the fourth quarter, and despite a better January, we expect the decline in our recurring revenues to be at or slightly above 9% in the first quarter and to decline somewhat further in Q2. Besides fighting aggressively to defend our revenues, our priorities in 2003 are to execute on the Fast Forward plan, which is primarily my responsibility aided by Graham Albutt, whom I see in the back of the room, who will run the programme with me.

        Secondly, we need to improve customer service, which remains a very important target for Reuters and is the principal focus of Philip Green, our Chief Operating Officer, who is in the front row. Our third priority is to get our next generation products out to market starting with Reuters Knowledge, which is the prime responsibility of Devin Wenig, who is also in the front row and joined the Board yesterday. We need to move quickly to realise the benefit of Multex in our new products which will be run by Chris Ahearn, who has been back in New York completing the deal yesterday. Finally, we will continue to drive down our cost base and to maintain our high cash conversion rates, which is a collective responsibility but is driven in particular by Philip and by David Grigson.

        All in all, you can see that Fast Forward is primarily about doing the right things in the short term, to build up our business for the future. Therefore, we will not be managing our business this year exclusively for margin. That said, we have confidence in our plan and believe we can achieve a margin of around 12% this year pre-restructuring costs.

Fast Forward to what?

        Today I have told you why I am leading Reuters into an accelerated transformation. I have told you what the programme consists of, how we will go about it and what to expect in 2003. I want to end today by trying to explain to you why I believe in Reuters and why I think the effort is worth it.

        Reuters is really a great company with great people, a proud 150-year tradition, a strong brand and it has been an innovative company that has been very successful financially. It will be so again but not without change, and change at a pace that Reuters has never seen before. I believe that we need to become a much more competitive company, a more efficient company, a more service-oriented company and a more aggressive company. However, it is much more than just changing out products or changing the architecture. It means changing the Reuters culture as well but I see real evidence of that change beginning to occur.

        The end result of all of this will be a focused information company that leverages its core skills, its scale and its brand to deliver the right products at the right price with great service. In short, a healthy, rejuvenated Reuters which is poised for growth. Thank you.

Preliminary Results

Tom Glocer
Chief Executive Officer

18 February 2003

REUTERS

Target remains the same:
Market conditions have changed

5 year plan announced Oct 2001

First phase "self help"

- Margin driven earnings growth
  - Cost reduction
  - Reshaping the business

Second phase

- Revenue-driven earnings growth
  - Segment strategies take hold
  - Market upturn

Market forces

- Cyclical
- Competitive
- Structural

FASTFORWARD REUTERS

Responding to market forces

Cyclical

- Costs down faster than revenues (10% vs 6%)
- Normalised operating margin of 13.1% pre-restructuring
- Normalised PBT increase of 51%
- Portfolio reshaped: 56 units sold or closed

Competitive

- 83% increase in 3000 Xtra revenues
- Over 250,000 registered users of Reuters Messaging, 70,000 activated
- Next Generation products on track
- Investment in Customer Service - more customer-facing staff

Structural

- Instinet restructured; $200m returned
- More work to do in core business

FASTFORWARD REUTERS

Time to accelerate …

Fundamental market changes…

Overcapacity
Increasing Data Volumes
Regulatory Pressure

suit the company we are building:

A focused information company that

- Operates on a global scale
- Delivers a range of carefully segmented products in ways that help our customers be more productive
- Is a trusted brand which stands for speed, accuracy and freedom from bias

FASTFORWARD
REUTERS

Action plan – Key strategic initiatives

FASTFORWARD

To be a More Competitive, Focused and Profitable Information Company

Cyclical

Competitive

Structural

1. Make our information indispensable – build up content, analytics, community and openness
2. Move to a single product distribution architecture and business model
3. Simplify and segment our product line
4. Focus our Solutions business around our products
5. Reduce and reshape our cost base

FASTFORWARD REUTERS

1. Make our information indispensable

Competitive Advantages	Initiatives	When ?
Depth, breadth, speed and accuracy **"Content"**	Add value to News	Now
	Build out Company Data	'03
	Multex	Now
Ability to analyse and graph **"Analysis"**	87,000 Power Plus Pro users	Now
	Expand Bridge EJV	Now
	Kondor + v 2.6	'03
Ability to share and trade **"Community"**	Instinet Trading	Now
	Deutsche Bank Autobahn	Now
	Reuters Messaging	Now
Delivery in formats clients can use **"Openness"**	RMDS on Linux	Now
	NewsML	'03
	Reuters.Net products	Now

FASTFORWARD REUTERS

Multex

- Key company data sets complement Reuters strengths in news and pricing
  - Fundamentals on over 25,000 active companies
  - Earnings estimates for over 16,000 companies in 60 countries
- Investment Research assets position us well as industry restructures
- Multex Investor enhances the personal finance sector of reuters.com
- Acquiring Multex for a net cash consideration of $195m
  - 2002 revenues: $92m
  - 2002 EBITDA: $11m
- Integration and financing costs dilute normalised PBT by approximately £10m in 2003

FASTFORWARD REUTERS

2. Move to a single product distribution architecture

Before **After**

3000 XTRA: 51,000
BRIDGE: 67,000
REUTERSFIRST: 8,000
REUTERSPLUS: 57,000
Single
global
architecture

Key milestones

3000 Xtra, Reuters Plus and **Trading Room systems** fed by Bridge during 2004

FASTFORWARD REUTERS

3. Radically simplify and segment the product line

Why we're sure this is the right approach

- Parallels in other industries
- Experience with Reuters Plus (US) and other regional products
- Evidence of sales success

Key Milestones

- Reuters Knowledge
  - Early access programme under way
- European Markets Suite
  - Launch Q2
- Reuters Intelligent Advisor
  - Launch Q3
- Product obsolescence
  - Over 70 removed in '02
  - Another 125 by end '03

FASTFORWARD
REUTERS

4. Focus our Solutions business around our products

What's In

- Integration of Reuters products
- Focus on high margin products
  - Content Management Systems
  - Risk Management
  - Treasury Solutions
- Channel partnerships with systems integrators

What's Out

- Pure outsourcing
- Consulting and business re-engineering
- Integration of non-Reuters systems
- Chasing revenue

FASTFORWARD
REUTERS

5. Reduce and re-shape our cost base

Existing Business Transformation

- Savings of **£235 million** in 2002
- Savings of **£445 million** in 2003

Restructuring charge:
2003 – 2005 £340 million
2006 Cost Savings
£440 million
Channel
100
100
Development
30
30
Segments / Product
30
40
Solutions
50
70
Single Architecture
80
120
Other
50
80

FASTFORWARD
REUTERS

What is the impact ?

Savings
500
400
300
200
100
£m
100
200
2003
2004
2005
2006
Costs

FASTFORWARD
REUTERS

Targets for 2003

- Market conditions – our customers are forecasting a 2003 worse than 2002
- Reuters core recurring revenue expected to decline at or slightly above 9% in Q1, and somewhat further in Q2
- 2003 priorities
  - Execute on Fast Forward plans
  - Improve customer service
  - Launch Next Generation products
  - Integrate Multex and capitalise on Research opportunity
  - Continue to drive down costs
- Normalised operating margin of around 12%

FASTFORWARD REUTERS

Fast Forward to what ?

- A more Competitive Reuters
- A more Efficient Reuters
- A more Service Orientated Reuters
- A more Aggressive Reuters

FASTFORWARD
REUTERS

Question & Answer Session

[Instructions for questions given]

            Matthew Owen (Morgan Stanley): I would like to ask a couple of quick questions. First, your capex has come back by £100 million, your depreciation is still running well above it. Can you give us some guidance about where those numbers will move going forward and what sort of capital intensity you have? Secondly, the point you made regarding the underlying pricing of your premium products, that seems to be falling. Can you give us a little more colour behind that because I might have missed something?

            David Grigson: First on capex, Matthew. You are right, capex has come down a lot this year, partly because of a little blip last year around the building out of 3 Times Square so we expected it to come down a long way. You can model in further reductions and a decline in trend over the next two or three years. You can also model in a decline in trend in depreciation, and probably a working assumption that those two things will come close together in about 2005. You can certainly model continuing declines in capex over the next two or three years; that is one of the advantages of a hugely simplified business model.

            Secondly, I think what you are picking up is the information from the note that sat behind or underneath my slide, which shows premium product average revenue for access down 13%, which I think was the number. That is purely a mix effect because what is going on in there is that we have seen increases in the number of accesses for 3000Xtra, which dealt at a slightly lower price than Dealing, and we have seen Dealing accesses come down about 7%. That is purely a mix effect and that is the reason I made the point that unit prices for each of those products have stayed pretty well consistent year-on-year through last year.

            Matthew Owen: Is there a similar mix effect in the mid and the lower tier?

            David Grigson: There was a mix effect all the way through it, which is why at the end you see for all our accesses, our total install base, a slight increase of about 5% for the entire base. It is all the mix effect. We are clearly doing better in the higher priced products and losing more accesses in the lower, and that is also true in the mid and lower tier.

            Andrew Gordon-Brown (JP Morgan): A couple of quick questions, please. One on the single product distribution architecture. If I look at the current bill we get from you guys every month, there are content charges, hardware charges, communication and software. What is the revenue impact on Reuters of moving to that single distribution architecture?

            Secondly, working the maths, if you are talking about £210 million of savings incremental this year, give or take a 12% margin, and you have told us your gearing is about 85%, the number that pops out is a revenue figure which is considerably below the guidance you are giving for the first half. Are you saying that you are expecting H2 revenue to be worse, or is there a bit of a cushion in there, or perhaps a bit of both?

            Tom Glocer: I will give David some time to think about what he wants to say about that, other than the fact that we are expressly not giving guidance for the second half. On reconciling the JP Morgan bill – which I hope you will continue to pay and increase – and the architecture, it has less to do with building out the single product architecture and more to do with what we will do in product segmentation. In the sense that building the single architecture is going to rationalise all the various spaghetti, cut costs both for us and onto the user, in particular third party costs like extra communications channels. The issue about can your Reuters bill be simpler, easier to understand in part and make it easier to do business with us, that is very much part of the simplifying the Reuters product line, segmenting and delivering the right product to the right users and part of Philip Green’s service initiative. You should see an easier bill, but I do not think it will have a negative financial effect.

            David Grigson: On the second part of the question Andrew, the moving parts in the model are revenue with that element of gearing – you have assumed 15%, it is usually somewhere between 15-20% for the operational gearing effect of a revenue decline. We have talked about the cost reductions. The piece you need to factor in that is perhaps missing, which you are probably putting in as a negative revenue but which is a cost effect, is that the cost base will have some element of inflationary uptick in it. Assume whatever – a couple of percent – and you will probably find the equation balances not too unreasonably.

            Polo Tang (UBS Warburg): I have two or three questions. Firstly, you have maintained your dividend for 2002 at 10p. Do you expect to maintain it going forward? You may also want to talk about your expectations for cash flows in the core business. Secondly, can you tell us exactly how many more jobs you are going to be removing on top of the 2,250 you have announced to date? Finally, can you give us some colour in terms of what you expect to do with Instinet and TIBCO going forward?

            Tom Glocer: Why don’t I try those? On the dividend, our Board met yesterday to approve the final dividend David mentioned, bringing us to 10p for the year. When the Board does that – as I assume do most other boards – it looks at all the factors and circumstances today, looks at the outlook, including looking at the fast forward plan and the cash flows of the business and went ahead and confirmed the 10p dividend on the basis of that. The Board meets twice a year to look at dividend. I do not want to put my judgment in place of what will go on when the board sits down again and looks at those facts, but from my own perspective we have a lot of confidence in the plan we have outlined today and you saw what we did on dividend yesterday. That is one.

        Two, on how many jobs, it is a little under 3,000 to take us down to the 13,000. We are in the high 15,000s today. What was the third element?

            Polo Tang: What you expect to do with Instinet and TIBCO going forward?

            Tom Glocer: Everyone is looking for some transaction announcement; there is no transaction to announce and we would not comment on M&A activity. Let me give you a little colour on it. TIBCO has excellent technology which still has great viability in the financial services market. They put in a very good fourth quarter last year. I will give you my personal opinion. I think TIBCO is substantially under-valued today, and from that you can infer what you will about my desire to part with it.

        On the Instinet front, we have seen Instinet take an incredible hit this year from the very structural forces I have been talking about. I think we have done a good job. If you go back to the beginning of the year and look at the end of the year how Instinet has moved from, say, a 10-11% market share, a high cost structure, lack of new products, to where they are today after the release of SuperMontage, which does not seem to have had too much of an effect, 30% market share. They posted a loss with some very large restructuring charges, but I think they are well positioned. In terms of the relationship with the overall Reuters Group, we are working more with Instinet today than we ever have at any previous point, both in terms of Instinet full order books available through Reuters services, softing of Reuters services in the US. I do not have anything particular to say about Instinet other than I think we are getting real synergistic benefit to the Group right now.

            Polo Tang: I have one quick follow-up on those 3,000 additional job cuts. Do you think that is going to start cutting into the muscle of the business ?

            Tom Glocer: We are trying to be smart about how we cut. For example, we are not just doing a 20% cut across the board, there are things that we care about and are investing in. One, Editorial and data: we would not announce a very information-centric strategy and then go and cut deeply there. Two, customer service, where I am not yet satisfied that we have done enough to raise our game, so we are going to continue to invest in things like training. We are cutting in Head Office, in our channel costs, we are rationalising our development centres. The answer to your question is that we have done a lot of thinking about how we could balance the various elements we need to achieve and we have a good plan to do that without impacting service.

        The final thing I would add on service, because it is so important, is that the whole strategy of the company we are planning to produce on the other side of Fast Forward is a simpler company with rationalised networks and a rationalised product line that can do a step change in terms of the quality of the service that can be produced. The key challenge is in the interim how do we keep the existing systems going and we have a good plan to do that.

            Patrick Kirby (Deutsche Bank): Some questions on Solutions. At these meetings you normally give us a view on the outlook as you see it for that part of the business based on what you see in the pipeline. I am wondering if you could update us there. Following on from that, how much of the 25% revenue hit from withdrawing from the pure consulting and pure technology businesses should we anticipate come through in 2003? Finally, generally in terms of business areas from which you are withdrawing, should we assume that parts of the Merrill Lynch contract, for example from last year, is the sort of business you would not tender for in the future?

            Tom Glocer: I will start with the end. The Merrill Lynch process helped us look deep at our own capabilities, in particular about whether we wanted to be a general contracting outsource agent. The goal is always to sell our Information products. We happen to be really good at technology, it is part of that whole skill set around openness which I described. A certain amount of technology work, a certain amount of integration and consulting, is key and is a differentiating competitive advantage. What we do not want to do is the sort of work where it is all general contracting and the portion of Reuters products is quite small. In the course of that particular opportunity it did shift more and more to be generalised contracting and the more work of that nature the less attractive it also became.

        In terms of an outlook of where things look in the Solutions business, we have some very good opportunities in the book around the Linux versions of our dealing room systems; it is one of the competitive advantages. I do not think you would find any other competitor who has a Linux story and that is for real; it is really about ripping out cost from financial service companies and that cost comes from processors, it does not come from Reuters. Too many things are moving to give you a really good feel for where the Solutions revenues are, and in general we do not forecast them based on the significant volatility.

        As to how much of the 25% could come through this year, the base we are talking about is about £160 million of revenue. I think you could see the lion’s share of that, but again I would flag that we have good opportunities in RMDS and very good opportunities in risk management, where we continue to invest.

            Miriam McKay: I have a question from Mike Hilton of UBS on the webcast who asks: ‘You talk about declining revenue being a function of markets and not of competitive pressure. Can you give us a sense of how market share developed in 2002 compared with Bloomberg and Thomson and, if possible, a split by tier and client segment?'

            Tom Glocer: I wish we had that sort of detailed market share information. I have to say that I am generally dissatisfied with the amount of third party, publicly available market share information in this industry. As a result, I have asked our Head of Marketing, Alex Hungate, to develop our own share. This is the sort of thing that, generally, I do not like to do, because I would rather rely on third party sources in the industry. That programme is still in its relatively early days but we have the first batch of data from it. It does not go into enough granular detail to show how we have done against particular competitors, but I shall give you the number which is as good as I have at the moment, and it shows that our overall share has gone up by one point year on year. That is right across the Reuters product line. I do not have anything better than that today, so I shall have to leave it there.

            Charles Peacock (ABN Amro:) [question regarding revenue effect of discontinuing products]. Does that represent the totality of what you are withdrawing from if we look at ‘02 revenues, or are there additional areas that we ought to consider for clarification? Secondly, going back to TIBCO, you have outlined your thoughts as to ownership of TIBCO. Can you put into context TIBCO’s product within your Fast Forward strategy going forward and how integrated or important they are to you, also your control of the sales into the financial services segment? Thirdly, can you give us any guidance on what you are expecting on the associates line for 2003?

            Tom Glocer: I shall take one and two. In terms of what other revenue effects there may be from the focusing of our business, there could be follow-on recurring revenue effects from withdrawing from parts of the solutions business, where, for example, it pulls a Reuters Information product behind it. However, we believe that that will be relatively limited, because the type of solutions business we will keep is the very business that we think is the most complementary to our Information business. We have talked before about our product obsolescence plan, so we are pulling products out of the market, but we are also coming out with a whole range of new next-gen products. Therefore, in general, I do not believe that there will be a material amount of revenue movement other than what I flagged outright.

        As far as TIBCO products, one could get quite detailed. I believe that TIBCO technology is absolutely first-class, not only based on my own limited skills but, if you pick up a Gartner report, TIBCO is always up in the best quadrant for having the absolute best application integration technology in middleware. More important than what I think, our clients – your firms – use a lot of TIBCO and we will continue to sell a lot of TIBCO certainly in the trading rooms where their excellent RMDS is built on TIBCO rendezvous. We will continue to do projects around active enterprise but they have to relate to the Reuters core business.

        The type of thing that we will stop doing is building generic technology and putting lots of consulting bodies in there when we think there are other people who can do a better job of it. I do not believe that Reuters is a competitor to IBM, Accenture, KPMG. I believe we are sub-scale, I do not believe we can make enough money and, frankly, we can start selling many more things like our risk products through those channel partners if we are really clear about what we are in, what we are not in and with whom we can then work.

            David Grigson: On the associates line, you should assume that the number will come down. It is always a little difficult to predict but I would assume something close to a half but not quite that much in this year’s levels.

            Guy Lamming (Lehman Brothers): Could you explain to us what limits the speed with which you can move to a single product distribution architecture and what the benefits will be?

            Tom Glocer: Let me start with the benefits. There is less complexity, because you do not have multiple systems trying to do the same thing, multiple boxes and, therefore, multiple potential points of failure which will significantly help service. Faster time to market. To take something simple, the market needs a volume-weighted average price calculator. We do not do it once, we do it 10 times over because of the different architectures we have to do it in, which all adds to a view that Reuters is slow to come up with what we need to do in the market. Sometimes that slowness is not that we do not know what to do; it is just that it takes too long to translate it into an actual product that people can see.

        What are the gating factors? This is really complex stuff and let me give you the slightest flavour of it. One of the great strengths Reuters has is our data model, the fact that when you take a datafeed from Reuters, there is something called a RIC (Reuters Identifier Code), which tells machines where in a particular record to expect a particular piece of data. Each system – each piece of the spaghetti – does that a little differently. Therefore, we are building out a new data model which takes time.

        The other major gating factor is presented by your firms themselves. It will involve a fair amount of swap-out ultimately resulting in much less kit on site, which will be a big positive and a lower cost of ownership but it naturally falls into the technology plans of given firms. It cannot be done in a year but, when you look through the three-year programme, what you get on the other side is a great deal of benefit and we will be able to do the engineering to get there.

            Colin Tennant (Lehman Bros): [Question on Bridge and market share]

            Tom Glocer: I cannot give you a number on Bridge Station because I do not have one. The absolute numbers have come down across the Bridge, across the Reuters line, in keeping with reductions in the industry. Reuters Plus has come down somewhat as well, but BridgeStation is a fabulous equities product. I do not care who it is – Bloomberg, Thomson, anyone – no-one can hold a candle in the US equities market to BridgeStation. As I alluded to earlier, we have started to work much more closely with Instinet and the heads of Instinet and Reuters in the Americas have been going around in a road show, basically selling BridgeStation with connectivity into Instinet and where people want it, softed by Instinet on a preferential rate. It is a great story and I expect to see real growth there when the market turns and in any case, an improvement in share from the focus we have on it.

            John Clarke (Brewin Dolphin): Do you think you are now through with Instinet? If markets bottom out in this quarter and pick up in the second half, will you see a geared up effect at Instinet? Secondly, if I may say so with the product distribution system, is this not the second time you have tried this form of rationalisation – without being too unkind?

            Tom Glocer: That is not unkind at all; it is realistic. I have always had the vision of doing this because it is so eminently the right way to run the business. It is difficult to pull off. The big thing that has given me and the whole Board confidence this time is that we are not inventing in thin air, we are not inventing a new dot.com architecture. We are taking something good, which really works in the Bridge system, and essentially building it out to accommodate the different datasets that Reuters has and the different geographies we go to. It is a far more grounded plan. As for Instinet, which is a bit like the Reuters business itself, the gearing is wonderful. I cannot predict what the overall US Nasdaq market trading levels will be but Instinet is now sitting with a 30% share, a dramatically reduced cost base, in a market where there is not a lot of institutional activity. It would not take that much of an increase to start seeing really attractive earnings come down to the bottom line.

            Patrick Wellington (SSSB): Essentially, on the dividend, by any traditional measure you are over-distributing. You are not going to be covered by free cash flow in the core business in 2003 and 2004. Multex shows that you have other areas in which to invest the money so can you give us your rationale behind holding the dividend – what is totemic about it? Secondly, just so that we can get the upturn in 2006, can you reassure us that 13,000 is the right number of people? Or are we going to reach 13,000 and then have to go through the process again at that point?

            Tom Glocer: Shall I do the 13,000 and give David the dividend? There is no magic number between 12,500 and 13,500. What we have done differently this time is that we have done a ground-up model of the Reuters that we want to produce and the number of people that we think we need to do this and to serve customers. If that number happened to be 500 fewer, we would obviously go for the greater efficiency. Looking today, based on the plans we have currently, we think that 13,000 is the right number. There is no great pleasure for anyone involved to have to get those costs out of the business but we are driven to build an efficient, productive and profitable Reuters and this is what we feel is necessary to do that.

            Patrick Wellington: Revenue per employee or profit per employee ?

            Tom Glocer: Yes, we are looking at revenue per employee, profit per employee. Those metrics already look quite good on a rising trend in the Reuters business and will be much more so and we can look at making them public.

            David Grigson: On the dividend, we should be clear that all we have done is approve a dividend for 2002 at 10p. We have indeed made an acquisition and you will clearly draw your own conclusions as to what the free cash flow of the business looks like over the next two years. This company we run for the longer term, we will make the necessary investments and fix our capital structure to suit those investments. The fundamental point here is that we have confidence in the plan, that the plan will deliver a Reuters that is capable of paying a healthy dividend and a growing dividend, once we have gone through the transformation stage.

        Thank you very much indeed, ladies and gentlemen.

- End -

REUTERS

2002

PRELIMINARY RESULTS
CONFERENCE CALL

Tuesday 18 February 2003

LONDON, UK

These presentations may be deemed to include forward-looking statements relating to Reuters Group within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are listed in Reuters Preliminary Statement for the year ended 31 December 2002 under the heading ‘Forward-looking Statements’, and additional information regarding such factors is set forth in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2001 under the heading ‘Risk Factors’. Copies of the Preliminary Statement and the Annual Report and Form 20-F are available on request from Reuters Group Plc, 85 Fleet Street, London EC4P 4AJ.

            Nancy Bobrowitz: I head up Corporate Communications for Reuters in the States. With me today in the room is our Chief Executive Tom Glocer, our Finance Director David Grigson, and my colleague Miriam McKay who heads up Investor Relations on a global basis. We did a presentation for investors here in London earlier today and you can see the slides, the press release and replay of that meeting on our website.

        Rather than go through that presentation in full, Tom and David will run through the highlights of our 2002 financial results and of our Fast Forward initiative which we announced this morning. We will then move straight to your questions. Before we do so, we wish to remind you that these presentations may include forward-looking statements and actual results could differ materially. Our preliminary results press release issued today and our 2001 20-F risk factors that could cause results to differ from our forward-looking statements. You can find copies of both of those documents on our website or from our investor relations offices in New York or London. Now over to you, David.

            David Grigson: I shall try to compress a 20 minute presentation from this morning into about four or five minutes now. I shall break the financial results into three separate components. First, I shall talk about the core Reuters business, then I shall talk briefly about Instinet. I shall not spend too much on that as Instinet released their own results last week and talked to them pretty fluently then, and finally I shall pick up on some of the non-operating factors that have impacted our results this year and have caused us to report a reasonably sizeable loss.

        Let us concentrate on the Reuters core business first. Revenues in Reuters core was down 2% for the year 2002 driven principally by falls in our outright business, and our outright business has clearly been affected by cutbacks in IT spend, particularly harshly in our financial services clients. Excluding Bridge and excluding currency effects, our underlying revenues were down 6%. Our operating costs, by comparison, were down 10% and we saw some significant savings come through in 2002 – some £300 million of savings – which have been thrown off from a combination of the business transformation programmes which have been going on since 2000, and a number of other programmes and cost-saving initiatives taken subsequently.

        The result in the Reuters core business is that we have seen operating margins of 13.1% in 2002, that is up from 10% last year and, perhaps more importantly, some way above our stated and published target of 12% for the year. Our operating profits in absolute terms were £393 million, up 29% on 2001, and the cashflow from these operations was £423 million, which represents 108% of our operating profit number. If you look at the last three years, this incredibly strong cash conversion that Reuters has as an ongoing tradition has been sustained pretty well year by year. The average of the last three years is in excess of 105% cash conversion.

        To take out the amount of costs that we have taken out in 2002, we have incurred substantial restructuring costs. The absolute sum was £112 million, which was slightly higher than we predicted it would be way back in June when we announced the programme. However, as I said, the cost savings were also greater.

        Free cashflow in the Reuters business was £214 million, that is cashflow after the cash effects of the restructuring costs, after tax and interest costs. That compares to a dividend which at 10p for the year had a cash cost of £139 million. So you can see that our free cashflow covered our dividend by about 1.5 times.

        Finally, on the Reuters part of the business, after our share of losses from joint ventures such as Factiva, TIBCO and Radianz, the Reuters pre-tax profits for 2002 were £194 million, up 51% year on year.

        Instinet, the trading agency brokerage that we own 63% of, had, as Ed Nicoll commented on the call last week, a very tough year. His precise comment was that he could not remember after 30 years in the business conditions quite as tough as this. Pricing has been competitive, market volumes across global equity markets and particularly the NASDAQ market of which Instinet trades a significant proportion, have been down quarter by quarter all the way through 2002. As a consequence, Instinet’s revenues were down 31% in the year.

        It has been an incredibly active year in Instinet. The highlight of that was the acquisition of the Island ECN which took place in September, and this took an already healthy market share that Instinet was enjoying at that time to above 30%, which was ahead of the launch of NASDAQ SuperMontage which launched in October. It is interesting that, since the launch, that market share number of 30% has fluctuated up or down but generally within about a percent of that, implying that SuperMontage has had no material effect whatsoever on Instinet’s market share.

        There have been new product roll-outs which have been particularly helpful in sustaining the buy side volumes that Instinet enjoys in US the market. Ed Nicoll coming in with his management team from Island have looked very hard at the cost base and in December announced a significant restructuring programme which is designed to take $100 million out of costs in 2003. They took throughout the year for their entire cost restructuring effort a charge of £96 million for restructuring.

        The markets in America and around the world are still sluggish, but Instinet is incredibly well-positioned competitively to take advantage of an upturn, or indeed further consolidation, when it comes. To make that point more strongly, Instinet has cash of £584 million on its balance sheet.

        Our results this year also included some large non-operational and non-cash charges, which I will talk about briefly. We reported £464 million of such one-off non-cash charges and they mainly relate to impairments of goodwill, particularly goodwill of the Instinet asset on the Reuters Group balance sheet and the write-downs of other assets, including Reuters shares, held by Reuters to satisfy the needs of various share schemes. As a result of those charges, as a result of the restructuring costs that took place both in Reuters and in Instinet, offset by the strong operating performance of Reuters, the Reuters Group reported a loss for the year of £493 million.

        With that, I will pass over to Tom.

Tom Glocer, CEO

        Thanks, David. Since a lot of this material is out there and the webcast from earlier is on our website or via Cantos in the UK, I am not going to go through the whole presentation I did today. Instead, I would like to leave plenty of time for questions and I will focus on three main points: one, the Fast Forward transformation plan we launched today; two, how does the Multex acquisition which we announced today fit into that; and three, the guidance that we gave for this year.

        Let me start with the Fast Forward plan, but first set it into a little context. Those of you who have met with me before or listened in on these calls, know that I view the factors which affect Reuters business as being three: cyclical factors, competitive factors and structural factors. For the reasons that David has just gone through, I think we have done a good job in 2002 in staying ahead of the cyclical factors, and you know all too well what those factors are in the financial services world. You can take out either the improvement in margin to 14.1%, or getting our costs down by 10% versus a 6% decline in revenue on an underlying basis to back that up.

        On the competitive side I would not say the position is solved, but I think we made good groundwork this year and did a lot to improve our real competitive position in the market. I look at things like the introduction of the new 3000 Xtra v 4.5 in the last quarter of the year, which helped get us about an 83% increase year-on-year in extra revenue. The launch of Reuters Instant Messaging service in October, which we have taken up above 250,000 registered users, and a lot of hard work on the product line to add fundamental value, coupled with the work we have done that allows us now to start launching what we call our next generation products. On the competitive side, I would say that the job certainly is not done yet but that we have made great progress.

        That brings me to the structural forces affecting Reuters market, and there I am thinking of changes in the financial market beyond just the fact that this is the worst economic cycle that, let’s say, Ed Nicoll has seen in 30 years, but fundamentally what is reshaping the market. Let’s cite the Spitzer settlement and the changes that we are going to see in investment research as a structural change, which means it is unlikely that part of the market is going to come back even if the market as a whole comes back strongly.

        When I look at the structural forces I give us credit for taking swift action in Instinet to produce the results that David has mentioned. We have taken some actions during the year, for example to invest more heavily in our risk management line, but I do not believe we have yet done enough to put Reuters in the shape that I want Reuters to be in to withstand what I think could be a couple of years of very significant structural impact.

        That is the genesis, that is what our Fast Forward plan is all about, coming out of the Business Transformation plan and the earlier savings initiatives that David has mentioned, which produced £235 million of cost savings in 2002 and will produce about £445 million this year. We feel we have a base; we are good at this now and therefore not only can we continue to take a lot of cost out of the business but we can fundamentally reshape that business to be more competitive, to be more aggressive and to be the sort of business we want it to be. I will mention the five steps of the plan and go into a little detail on each.

        The first is all around making our information absolutely indispensable to our customers. I am putting a big firm stake in the ground and saying Reuters is first and foremost an information company. We are good at other things, we are certainly good at technology and have technology assets, we have consulting and Solutions businesses, we have a communications wing if you look at our joint venture Radianz, but first and foremost we must be an information company. A bunch of things follow from that, including the need to sharpen up our assets here.

        There are four areas inside that I think of as information that we need to build on. One is the content itself. Reuters has the best, the most respected news in the industry on a worldwide basis. We need to make sure that our data is as good as our news. We have excellent securities pricing data but we have been relatively weak on company fundamental data, and the Multex acquisition brings us excellent company fundamental data on over 25,000 companies around the world.

        The second building block under this information theme is our analytics and our graphics capabilities. I won’t go into a lot of detail there, but we also have a programme of work on building up on our solid base of analytic capabilities, things like taking the Bridge EJV Bond analytics and making them available in our products.

        The third area is all around communication, building on our success in messaging, building out our trading systems to make our premium products really “view and do” so that you can, for example, reach the Instinet liquidity pool from a Reuters Information display.

        The fourth is taking advantage of the openness, the competitive advantage that people have always recognised in the Reuters open systems. I put those four building blocks as what we are doing to be the pre-eminent information company. That is strand one.

        Strand two is all about taking advantage of our global scale, to move from just having size to having applied scale. To do that we are rationalising our multiple distribution networks and building out the excellent network we acquired with Bridge, which is both more efficient, more scaleable and it provides for richer services, so what you will be seeing over the next couple of years is the Bridge fundamental data distribution system becoming the single system that powers the whole range of Reuters offering and will allow us to achieve back-end scale and cost advantage.

        The third element is to use our next generation products, which we are beginning to launch this year, and our product obsolescence plans to rigorously segment our product line. We sell today at multiple price points but it is not yet as much of a disciplined, centrally marketing driven exercise as we are going to make it.

        The fourth is very much about what does it mean if you are an information company, what do you not do? We have had quite a successful, certainly an interesting technology business we call our Solutions business, which has ranged quite far afield in terms of the different projects we work on. What I am doing there is saying there are three areas where we think we both have scale, skill and can operate at a high profit margin. Those are our content management systems, for example our trading room systems where we have over an 80% market share, our risk management systems, where, for example, we have 11,000 positions of Kondor+ deployed at over 500 customer sites, and our Treasury Solutions, where we recently bought a company called AVT which is the leading provider of web portal technology around FX and Treasury.

        We are going to focus on those three, which means focus on our Information products and stop chasing revenue of lots of consulting, where I don’t think we have the scale to compete effectively to compete effectively against the systems integrators, the Accentures of the world, the IBMs of the world, and instead sell through those companies as channel partners when we are now no longer going to be constricted because we are not going to be looking for the consulting work around our products.

        The fifth element of the plan is to reshape and further reduce our cost base, and what we are announcing we are doing in terms of cost is that we think we can save £440 million of additional cost from where we are today, that is on top of the other initiatives we have, on an annualised basis by the end of 2005. To get there we are going to take a charge of about £340 million spread over the next three years but with the first £160 million in this year.

        Let me quickly go now to Multex. There are three things Multex brings us; I have already mentioned the first, which is how it fits into our Information strategy. The second one is all about making real the potential that Reuters has had for some time to participate in the solution to the investment research issues. Reuters has a wonderful brand when you think about what we stand for: accuracy, speed, freedom from bias, which wraps nicely around the provision of research in a market that has become concerned about conflicts. We have content asset ourselves, like Tower and Yankee Group in the US, and we have content management systems in our Solutions area.

        Multex brings us a wonderful electronic distribution network which already links the sell side, which links over 100 providers of independent research, which is obviously increasingly important in the US context, it links the buy side and it links individual investors. If you start thinking about what sort of system I would need to deliver on the Spitzer settlement of providing independent research to a consumer each time they got institutional sell side research, I think we now have a compelling offering to enter that market. I see it as taking a theoretical advantage which Reuters has, and of which we have many over the years, and saying what are we going to do specifically in one place to extract value.

        The third element of the Multex strategy is that Multex.com and in particular Multex Investor, which are a series of websites around the world providing both research and related content, we will fold that into the Reuters.com site and significantly strengthen the financial services part of Reuters.com, which I believe is an important element as we slowly build that resource up. The other element which is important in underlying all those three is the excellent people Multex brings us both in terms of the content production and in the research area. My experience has been that, from the Bridge acquisition where you see we are now really sweating the assets, from Quotron going back years before, these key acquisitions we make do a really important thing beyond the technology and the revenues they bring into the Group. They bring us great people who really know what they are doing in specific market areas, and Multex is another great example of that.

        Before I turn it over to questions, I want to review the guidance that we gave today about this year. What I said was that we had had a particularly bad December as the large headcount reductions around the world really flowed through resulting in a lot of elimination of Reuters services. We have had a better January but, when we look at the first quarter, we are looking at our underlying recurring revenues to come in at or slightly above 9% and for the second quarter to be somewhat higher than that but that, for the year as a whole, based on our confidence in our plans, we believe we can still deliver operating margins, pre-restructuring, at around 12%. However, I want to stress that what we are really focusing on is driving this transformation programme hard, and we are not managing exclusively for margin. Last year we did manage, we promised 12% and we produced 13.1%.

        We still care about margin - and long term I care a lot about margin - but I do not want to give the impression, and we are not managing that way, that we are focused on a single number. I would not let that stand in the way of building what I believe will be a much stronger, far more competitive Reuters but that will still have the characteristics that David described earlier: strong cash conversion, good balance sheet and our expectation of our ability to pay dividends on the other side of this. With that, I shall turn it back to Nancy to moderate questions.

Question & Answer Session

            Michael Beebe (Franklin Mutual): My question touches on a number of things that Tom touched on. Given the severe revenue pressure and the outlook for further significant cash restructuring costs, there has been a heightened perceived risk to your dividend. It seems to me that the acquisition of Multex substantially raises that risk and potentially transfers value from Reuters shareholders to Multex shareholders at a 60% premium. The question is why pay out one year of dividends to acquire a company whose content is already included in 3000 Xtra? I know you touched on those issues but I want to dig a little deeper in order to understand the financial analysis behind it, and the particular plans for what you will get in terms of content out of this acquisition into the Reuters product that is not already there?

            Tom Glocer: The first observation I would make is that there is a big difference to just pay for it versus owning it, both in terms of the potential margin squeeze on not owning your own content in an area like that and, ultimately, in your ability to direct the resource to those areas where you think you need to develop further content. This is a clear part of the strategy around sharpening our game in information. I do not believe that Reuters has been investing enough over the past X years in building up that information content. You can also look at what is happening in the industry in terms of the aggregators who do not own their own content. It is very strategic to have that. We currently get things like P&L and fundamental data but it is earnings estimates, ownership data and an excellent group of people who are very well managed and who can build other sorts of content probably more efficiently than the current Reuters ability to do that.

        The research opportunity we believe to be a real one, and if you look at what you have on Multex Investor and roll that into Reuters.com, not only do we believe we can put the two together so that we can get significant synergies just there, but there are cost savings to be wrung out of Multex more generally. The other point I would add into the model is that we have the Reuters sales and distribution channel around the world that can now sell much more of Multex content beyond the US where it has tended to be focused to date.

            Michael Beebe: Could you perhaps comment, Tom, on the financial analysis that went into the acquisition, what the return on capital is expected to be over what period of time? I saw the dilution and I understand that calculation but what I really want to understand is what you are getting for that £120 million.

        Secondly, with regard to your 2003 guidance, perhaps you could comment on what the free cashflow will be after the cash effect of the further restructuring?

            Tom Glocer: I shall let David, who has been resting his vocals, chime in here if you do not mind but you can come back to me if you want.

            David Grigson: On the first point, the comment I would make in answer is that we do not see this as transferring value from Reuters shareholders to Multex shareholders, otherwise we would not be doing it. We clearly see this as a value creation opportunity for the Reuters shareholder as well.

        As far as return on investment, you are right. Initially there is some integration effort just as there has been with Bridge, and that effort has gone very well in Bridge incidentally where we are well ahead of our plans. There are 50% more cost reductions and we are bringing that business to profitability far sooner. For Bridge there are very strong strategic benefits that have come from owning a number of technologies there and fundamentally with Multex it is the same thing. We have run the numbers through our model, we know precisely where the cost reduction opportunities are not just in Multex but also in Reuters, and we know what the revenue synergies are likely to be from leveraging the Reuters global scale. It shows a nice healthy return above the cost of capital as it was expected to do.

        On the free cashflow in this year, I shall not give you a number as there are several moving variables around now, one of which is the revenue one, and we have not given guidance beyond the first quarter or the first six months. However, you need to take into account that the £214 million of free cashflow this year already includes a significant amount of restructuring charges. The number will be slightly higher than that in 2003 but there are £210 million worth of cost savings flowing through into 2003 from the actions taken to date, and on top of that you need to add another £45 million of cost reductions from Fast Forward. Then the key variable on top of that is the revenue one but that is a piece of analysis which you and others are capable of doing for yourselves.

            Michael Beebe: As one quick follow-up, do you expect to cover your dividend with free cashflow after restructuring in 2003 and 2004?

            David Grigson: I give you exactly the same answer, Michael. It is perfectly possible that we can. The variable which will dictate that is likely to be the revenue movement and we are not trying to make a guesstimate – at least not publicly – as to what we believe that might be.

            Mark Braley (Cazenove): Just picking up on something from the presentation this morning, if I can. In your slides, Tom, you showed how you progressed in terms of the track record between what you intended to do at the first half and what you have now delivered. I guess the one area where you indicated as per the chart that you had not made any progress was on customer service. I wonder if you could talk around what is going on there in terms of both the initiatives you are taking and the metrics to measure those.

            Tom Glocer: For the benefit of those who either were not there – which is most of you – or do not have the materials, in the booklets we handed out I included, not in the slides but in supplementary materials, essentially a scorecard that we had shown at the first half in which I rated Reuters on a series of things like how were we doing on delivering cost savings, simplifying the product line, etc. One of those items was on customer service, and I tried to be quite fair and objective on that.

        What I showed between the half year and the end of the year, H2, was no progress on customer service, to reflect my view that in the eyes that really count, i.e. our customers, I personally do not think we have done enough. I do not see an improvement yet in customer service to the level that I would be happy with. I can certainly point to things that we have done. We have added a significant number of additional trainers, and they are helping get 3000 Xtra out there and trained, so there is higher user satisfaction and that is showing up in our numbers. We are making Xtra and other products easier to use, which to me is all about service, but fundamentally I do not believe we have moved the needle enough.

        In the longer term, what we have pictured doing is that a lot of Fast Forward is about putting us in the position so that we can make a step-change there. In particular, the initiative is all about moving to a single global distribution architecture, because I am a pretty strong believer that it is in part the complexity of the current Reuters product line and product distribution networks which introduce multiple points of failure and complexity that compromise the ability to give really exceptional service.

        We are doing two things. One, we are focused and it is the prime focus of Philip Green, our Chief Operating Officer, to fix short and middle term service issues, while at the same time building up the sort of architecture where I would be more confident that we can do it without having to put as many bodies to the task as we currently do today.

            Mark Braley: My follow-up is on only a slightly related area. In terms of people, just looking at the announcements over the last few days, into Investment Banking & Brokerage (IBB) you have hired Jon Robson from Moneyline Telerate to head up Fixed Income; you are taking Isaak Karaev from Multex to head up IBB to replace Devin. Are you implicitly telling us something about the resources that you have available internally in middle management, or are these exceptional people who you feel you just cannot pass up on?

            Tom Glocer: It is a combination of the two. Quite honestly, Reuters had a bit too insular a culture and did not hire in enough. You can take people like David Grigson, who has come in and shown how the rest of world runs a finance department; Philip Green, our Chief Operating Officer; we have a new Head of HR starting in a month, and a series of other hires where I think Reuters is a more receptive place. I am a big believer that you really need to get the right team in place to help you.

        Jon Robson is an interesting case, perhaps more known in the US than he is in his native UK. We have taken a bit of a bashing in terms of ‘are we as competitive as we should be’, and a lot of our competitors talk a lot of what I call ‘trash’ about us. Moneyline Telerate is an interesting company which certainly said things about how much of our share they could take, and things like that. It is certainly significant if you want a view of are we serious and do people believe even in Fixed Income where we have not been that strong historically. Here is the guy who was the CEO of Moneyline Telerate, who is moving to take a line job, as you say, reporting into Devin’s organisation. That is an indication from somebody in the market. I don’t usually see CEOs of companies leaving to go into another organisation unless they feel one place is a relatively much better place than the other to go to.

        That is the best I can give some colour round your question.

            Mark Braley: Okay. Just a final one. More generically on people, this morning’s announcement of another 3,000 people to go obviously must have a pretty severe impact internally at Reuters. It looks as if that process is a relatively extended one, effectively over the three years. Can you give us a bit of colour in terms of how you think you go about managing the ‘staff execution risk’ in this process?

            Tom Glocer: A lot of it comes down to communication and fair implementation of the plans. It stretches over three years because Reuters is a complicated beast to take cost out of. As I said before, you cannot just shut down an assembly line. A lot of the cost base is inter-related and so you need to carefully cut. You don’t cut across the board, you do it in particular areas.

        What helps the process is one, a much clearer vision of what is the sort of company we are building. Let’s take people in the Solutions businesses. We have some excellent people in Reuters consulting wings who I expect may well go over to new channel partners, or may want to create businesses of their own. That is a clear area where we are going to review staff because we are just not going to be doing that sort of work. Similarly in our development organisation which is currently spread out to about 50 different operating units, we are going to consolidate those down into fewer units. Some people will have the ability to transfer; others will not.

        The key is being honest, being clear about the company you want to be, and not cutting across the board, but having a strategy. For example, don’t look for any significant cuts in Editorial, because being an information company to me means that that is a very strategic asset, not that we won’t manage it prudently and cut costs where we can, but not to the point where we would want to decrease our investment in Editorial resource.

            Richard Grubman (Highfields Capital): I have a related question about operating margins. If revenues are going to fall 9+% the first two quarters and you are budgeting at 12% operating margins for the entire year, is it therefore safe to say that in 2003 you think costs will fall more slowly than revenues, as opposed to what happened in 2002?

            David Grigson: The arithmetic is consistent with that. If we made a 13% margin in 2002 and if we achieve the 12% (the numbers we have said that our current plans look like they are capable of delivering) by definition our revenues will have fallen very slightly more than our costs. Just as the move from a 10% margin in 2001 to a 13% margin in 2002 required our costs to fall at a faster rate than our revenues. The arithmetic certainly supports that.

            Richard Grubman: That’s fine but the related question is, is it because the well is running dry in terms of costs to cut or because the expenses are being made – you are making the bet on some of these growths, large turnaround expenditures, and that is the reason the margin is lower?

            David Grigson: No, the well is clearly not running dry otherwise we would not be projecting an additional £440 million of savings from Fast Forward. I think 2003 will see an annualised benefit from the flow-through of the actions taken through the last year or year-and-a-bit. Starting today, or starting before today but with the broad internal appreciation of what we are trying to set out to do, we are going to set out now to achieve and execute on Fast Forward, but we will see a ratchet up of those cost savings towards the back end of this year rather than immediately because of some of the things we have to do to get there. Then we will see a significant uptake in cost reduction in 2004 and again in 2005 as we get closer to the completion of some of those plans, as opposed to the initial execution phase.

            Richard Grubman: Okay. Let me ask you then what exactly is the 12%? Not your numbers, but let me speculate that if revenues were down 10% in 2003, so from £3 billion to £2.7 billion and applied a 12% margin, that gives £325 million of operating profit. Is that number inclusive of all these cost cuts you are talking about flowing through in 2003, ie Fast Forward and the other items?

        David Grigson: Yes, that item is inclusive of all the cost savings, but obviously not the restructuring costs that are incurred to extract those savings.

            Richard Grubman: Lastly, in terms of Michael Beebe’s question about capital allocation, it’s hard to make the case that people think you are a true believer in what you are proposing here, because for $200 million, to buy Multex when you could buy about 10% of your company that looks as if it is trading at a low single digit multiple of this operating profit, the big “if” being that you really believe that operating profit is achievable. It doesn’t make any sense.

            David Grigson: We have been over this ground before, Richard, and we are looking to build a company that is sustainable for the longer term with the right assets, the right content, the right technologies, the right capital structure, the right competitive abilities and capabilities that can build and grow when better times return. To do that we have to invest in the business and look to see which is the right way to return capital to our investors, and we have done that through a dividend payment at the same time as we have made this investment.

            Richard Grebman: Again, everything is a function of price and to pay 18 times EBITDA for anything, the maths doesn’t work. Anyhow, thank you.

            Andrew Mitchell (Scotia Capital): I wondered if you could provide some colour in two areas. First of all, did you provide individual timelines to achieve the major element to your Fast Forward plan? Secondly, you have suggested that some of your competitors are overstating their relative competitive position. Can you provide some more colour on the landscape? Who is building share at your expense and when can you obtain the platform you want to match the cost and value added content and offering that is ultimately going to stem the share losses?

            Tom Glocer: Let me start with the second issue, which is market share competitive position. I am not satisfied with the quality of market share information that is available in this industry. There is a public third-party source, an industry publication called Waters that publishes once a year. There are some issues with their methodology but last year, which is the most recent available information, which I think is 2001 information, showed Bloomberg growing by 6%, Reuters by 5% if I remember rightly. We decided to invest in our own market research, which therefore doesn’t have the imprimatur of coming from a third party; what I need is something to run my business and understand the trends.

        We have just had a rough cut of that information; it isn’t granular enough to be able to see yet how it is versus particular competitors but in the aggregate it shows that our share has gone up by 1%, but I can’t tell you from whom that is. I can tell you that we have done more in the last year, and have plans to continue that, to make us more competitive than we have been at any point I have known this company to be. You have to go product line by product line because that is the way the market segments.

        We are in the US so if you want to talk about high end US equities work station, I don’t think there is a better product out there than BridgeStation. We have just released BridgeStation 7.2. It is a very hot box and you can now reach the Instinet liquidity pool through it and it is better than anybody else’s box if you are trading. At the other end of the spectrum, in US retail equity brokerage, ReutersPlus gave up some accesses this year because our clients contracted, but it still wins the large majority of direct day costs and I think it is the best product, better than the competition. I could go around the rest of the Reuters Group. There is more work we can and will do on 3000 Xtra; I talked a little about 4.5. I could add things like introducing Reuters Messaging, which is something we haven’t had since I have been in the company and is an important competitive lever. Competitively I wouldn’t say we are there yet, but the direction is a sound one and to the extent that there have been competitive gaps, I see them as getting closer in the areas where there are gaps. In other areas we are well ahead, so if you are in the Treasury, the FX market, 3000 Xtra and Reuters Dealing 3000 are by far and away the best product to have in that market.

                Andrew Mitchell: Before you go back to the first question, a quick follow-up. How would you respond to continued suggestions coming from a number of different sources, that you are losing share to Bloomberg and Thomson? Can you talk about what you see in the contract negotiations you have been in recently in terms of who is strong, who is weak, what are the elements of your business that give you that confidence that you are not really losing that much share? When you think abut something like, say, the Merrill Lynch contract recently going to Thomson, when you think about some of the strategic stuff you are talking about today, arguably some of your competitors put that kind of strategy in position and started that work a couple of years ago. I am trying to get a better sense –

            Tom Glocer: Sure. I give Thomson credit for having focused on content assets for several years, and I believe they do a good job there. In the competitive arena, I just asked all of my line managers this question: could you please come up with some facts about any piece of business we have lost to Thomson or ILX. People raise the Merrill Lynch one but that was business that was wholly Thomson/ILX to start with. We came very close to displacing them there because we had a significantly better solution and, in their honest moment, I believe Merrill Lynch will tell you that. However, in the end, Thomson did what they had to do to keep that business. I do not really view that as being a major win or business going to Thomson; I view it as staying there.

        As far as Bloomberg, they are in another league. I have no doubt that we have lost share to Bloomberg in parts of the market. There is no sense given where we are to pretend otherwise, and I believe that it is counterproductive to do that. I can point you to some real examples. I gave the one this morning of Credit Suisse Private Banking which took 1500 positions of our RMM Xtreme which is not yet one of our new next-generation products, and that took out 500 Bloombergs with it. To me, that lends support both to the strategy of segmenting the market and the fact that there is much we do that is right.

        I believe it is fair to say that Bloomberg is better in some areas. Traditionally, that has been the fixed income area and in the sort of market we have seen over the last year, where fixed income is done relatively much better than equities, it is not surprising to see that shift. In fixed income, I point to things we are doing like just releasing the ability to reach the Deutsche Bank Web Autobahn, so that you can trade through on executable pricing. We have Jon Robson coming to lead our fixed income effort, so I would say that we are not shying away from the fight.

        I shall get back quickly to your other question which I now recall was about timelines. I did not give specific timelines. You could say the timeline is zero for acquisition of Multex or whenever the tender offer closes in terms of bolstering our content assets in fundamental content. As far as of some of the most difficult work done, I gave a date of mid-2004 when we expect to have built out the Bridge network sufficiently to be able to run, say, ReutersPlus, the Bridge assets and 3000 Xtra as well over that. That is one of the most complex ones. As far as other dates, there are the release dates of our next generation products where we are already in market testing with our Reuters Knowledge product. We expect to launch the European Markets Suite within the first half and Reuters Intelligent Advisor probably in the third quarter. In terms of dates, that’s what I can give you.

            Mimi Chang (Dodge & Cox, San Francisco): I have a couple of questions. The first is about pricing trends. Can you talk about what you have been seeing and do a quick summary by price point and by end markets? Can you also say a little about the metrics that you use to track broader pricing trends?

            Tom Glocer: David has spent a lot of time analysing our pricing recently, so I shall let him start.

            David Grigson: Let us look at it in aggregate first and then come back to the individual products. In aggregate, our average price for accesses went up by 5% but that was almost entirely driven by mix effects. In other words, the access losses were taking place among those product groups which command the lowest prices, particularly domestic services where the market pressures have been most severe.

        Across the individual products, let me deal with some of the bigger ones. 3000 Xtra held its prices throughout 2002 at 2001 levels. Where some large banks moved up to a new discount level, we saw some small additional discounting bringing down unit prices but that is entirely and utterly to do with our normal price scheduling. Therefore, there was almost entire stability at that end. Dealing: there were some competitive forces there but we are in a far stronger competitive position, similarly stable pricing. In one or two other areas where we had contracts come up for renewal, we had to give a little back on price to gain the contract back again but nothing that was particularly material. Therefore, when you look across the board, pricing in 2002 held up pretty fairly and squarely against 2001.

            Mimi Chang: When you say not material, are you talking low single digits, so 5% to 10%?

            David Grigson: In some instances, perhaps in that range but, when you aggregate it all, it really does not appear as anything more than a few basis points of impact on our top line.

            Mimi Chang: In terms of metrics, do you have any suggestions?

            David Grigson: Metrics for what precisely?

            Mimi Chang: For tracking pricing, something that we can look at?

            David Grigson: Mimi, I am not entirely sure what you managed to see, but we have this time and for the first time published in our press release average prices for three tiers of accesses. We have grouped our premium accesses together, 3000 Xtra, Dealing and our upper tier BridgeStation. We have looked specifically at our 2000/3000 series products, show average pricing there too and how it has moved over the year, and we then look at all other mean and lower tier prices grouped together in the third category.

        To complete the picture, it shows at the premium level that it appears the average pricing has come down but that is entirely a mix effect. What we have seen is increases in the number of access of 3000 Xtra which sells at a slightly lower price than Dealing where we have seen some small access declines. So we are seeing mix effect in there but on a unit price basis, my original answer still stands. That information is there and we can give more but there comes a point where this sort of information is pretty competitively sensitive, and we would rather not give more than that.

            Mimi Chang: I have a second question and you have already answered on a couple of points around this. Could you talk a little more broadly about how you think about uses of cash? You have indicated with the Multex acquisition that restructuring, including acquisitions, is the priority right now. What comes after that and at what point does restructuring stop being the top priority for uses of cash?

            David Grigson: The answer to the question is fairly clear. We will try to run this Group with an optimal capital structure but with a reasonably long timeframe horizon in mind. We understand precisely the need to make investments in the business right now and the investments come in two forms. They come, as with Multex, in the form of acquisition of content and, indeed in some instances where we can built that content, we will invest it internally as well. The investment comes in the form of the restructuring costs themselves which are necessary expenditures in order to take down the cost base, to reshape the cost base, to deliver a more scalable cost base so that we can deliver the margin aspirations we have for the business. Right now we think that the gearing levels are appropriate for what we have to do and we think that we are reasonably well set up.

            Mimi Chang: Do you typically use any kind of hurdles in terms of returns?

            David Grigson: Yes, we have hurdles in terms of return. We use our cost of capital as implied earlier. We understand pretty well what the return would be on buying back shares but we also have to acknowledge and take into account longer term returns as well as shorter term returns and run the business accordingly.

            Mimi Chang: Can you give an indicator as to what your target hurdle is?

            David Grigson: For an acquisition?

            Mimi Chang: For any use of cash.

            David Grigson: We have used our cost of capital as an absolute floor and then we look hard and look above that. For an acquisition such as Multex, we would expect a post-tax return of something about 10% but when you look at investments in things like restructuring, we are looking for a return on investment there which is almost 100% in year one. When you look at the money we have spent on transformation and the programmes to date, that is almost exactly what we got, even though not all that money was spent precisely to take out costs going forward. We will spend £340 million on restructuring and see a £440 million reduction in our cost base, which we believe is as good a return as you will get.

            Nancy Bobrowitz: Thank you Mimi. Just a reminder that the slides we are referring to on the call today are those which we used in our meeting this morning and they are up on our website and that concludes our call. Thank you.

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